WOODSIDE

25 January 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07020819

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Dividend Reinvestment Plan Information

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
FEB 09 2007
THOMSON
FINANCIAL

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 25 JANUARY 2007
11:00AM (AWDT)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

DIVIDEND REINVESTMENT PLAN INFORMATION

Woodside Petroleum Ltd. advises that a letter on the Woodside Dividend Reinvestment Plan, including a Dividend Reinvestment Plan Election/Variation form, has been mailed today to shareholders eligible to participate.

Pursuant to ASX Listing Rule 3.17, a copy of the abovementioned document is attached and is available on Woodside's website at www.woodside.com.au.

The Board has determined that a discount of 2% will apply to the calculation of the Dividend Reinvestment Plan share price for the 2006 final dividend.





WOODSIDE

Woodside Dividend Reinvestment Plan

Dear Shareholder,

Woodside is activating the Woodside Dividend Reinvestment Plan (DRP). The DRP will give you the option of reinvesting your dividends in additional Woodside shares, without paying any *brokerage* or other entry costs.

The DRP was approved by shareholders at Woodside's Annual General Meeting in April 2003 for activation as required to fund future growth. In December 2006 Woodside announced that it intended to activate the DRP. For the 2006 final dividend the DRP will be fully underwritten and DRP participants will be issued shares at a price incorporating a 2% discount.

Details on the operation of the DRP are summarised in the Frequently Asked Questions section annexed to this letter. If you choose to participate in the DRP, your participation will be under the terms of the DRP Rules. If you would like a full copy of the DRP Rules please contact Computershare Investor Services on 1300 557 010 or 03 9415 4000, or visit Woodside's website at www.woodside.com.au/investors.

If you do not wish to participate in the DRP you do not need to take any further action, in which case your dividends will be paid to you in accordance with your existing dividend payment instructions.

Please read the information provided carefully and seek your own independent advice before determining if you wish to participate in the DRP.

Yours sincerely,

Don Voelte
Chief Executive Officer, Managing Director

25 January 2007

WOODSIDE

Frequently Asked Questions

1) How do I participate?

Complete the enclosed DRP Election/Variation Form and return to the Woodside Share Registry at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne VIC 3001

Additional DRP Election/Variation Forms can be downloaded from www.woodside.com.au/investors or you can contact the Woodside Share Registry on 1300 557 010 or 03 9415 4000.

2) When will my DRP participation start?

Your DRP participation will be effective for the first dividend payment after receipt of your correctly completed DRP Election/Variation Form. Your election will remain current for future DRPs unless withdrawn. Your DRP Election/Variation Form must be received by 5.00pm on the trading day before the relevant dividend record date to be effective for that dividend. Whilst the DRP remains in effect, your election will remain current for future dividends unless you change or withdraw your election.

3) Who is eligible to participate in the DRP?

All Australian and New Zealand resident Woodside shareholders are eligible to participate in the DRP for shares held on the relevant dividend record date. To qualify as a resident you must have a registered address in Australia or New Zealand at the relevant dividend record date. Shares held under other plans or share schemes, including the Woodside Employee Share Plan, the Woodside Non-Executive Director Share Plan, the Executive Incentive Plan and the Woodside Employee Share Discount Plan are not eligible to participate in the DRP.

4) Is participation optional?

Yes. Shareholders have the option whether to participate or not. Shareholders also have the option of electing to partially or fully participate in the DRP, as outlined in the DRP Rules.

5) Can I partially participate in the DRP?

Yes. You can choose to partially participate in the DRP by nominating in the attached DRP Election/Variation Form the number or proportion of shares you wish to participate in the DRP. Your dividend entitlement on any shares not participating in the DRP will be paid in cash.

6) Can I change or withdraw my participation at any time?

Yes. Shareholders can change or withdraw their participation provided that they complete and return a new DRP Election/Variation Form prior to 5.00pm on the trading day before the relevant dividend record date. Variations received after this time will be effective from the next dividend record date for determination of entitlements (or such other date as notified). Please contact Computershare and they will arrange for a new DRP Election/Variation Form to be sent to you or you can download the form from www.woodside.com.au/investors.

WOODSIDE

7) Is there a minimum or maximum participation limit?

Woodside has not set a maximum or minimum DRP participation limit.

8) At what price will shares be issued under the DRP?

All DRP participants will be issued shares at the same price under the DRP. This price is determined under the DRP Rules. The DRP share price for each dividend is calculated as the arithmetic average of the daily volume weighted average market prices (rounded to the nearest cent) of all shares sold on the Australian Securities Exchange (ASX) trading platform, excluding off-market trades, over the 15 trading days immediately following the dividend record date, less any discount determined by the Woodside Board. The DRP Rules define off-market trades to include (but not be limited to) transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of the open session state, portfolio special crossings, equity combinations, crossings during overnight trading, overseas trades, trades pursuant to the exercise of options over shares and any other trades that the Woodside Board determine should be excluded on the basis that the trades are not fairly reflective of supply and demand.

9) Will there be a discount offered on the price of shares issued under the DRP?

The DRP Rules provide that the Woodside Board may, in its discretion, choose to allow participants a discount in respect of the share price calculated under the DRP Rules in respect of any dividend. The Board has determined that a discount of 2% will apply to the calculation of the DRP share price for the 2006 final dividend.

10) How many shares will I receive under the DRP?

The number of shares that a DRP participant will receive will be determined by dividing the amount of the DRP participant's dividend payable by the DRP share price, rounded down to the nearest whole share.

11) What happens to fractional entitlements?

Where the calculation of your DRP shares results in a fractional share entitlement, the cash value of that fractional entitlement will be carried forward in your DRP account and added to your next dividend for the purposes of calculating your DRP shares.

12) When will the DRP shares be allotted?

Shares will be allotted to DRP participants on the dividend payment date. A holding statement will be issued to each DRP participant shortly afterwards confirming the number of shares allotted to each DRP participant.

13) How much does it cost to participate in the DRP?

No brokerage or transaction fees will be charged to DRP participants.

WOODSIDE

14) What happens if I have more than one shareholding?

You will need to lodge a separate DRP Election/Variation Form for each shareholding registered under different names or each shareholding bearing different security holder reference numbers (SRN) or holder identification numbers (HIN).

15) What is the taxation treatment of shares received under the DRP?

The Australian Taxation Office currently treats dividends reinvested under DRPs in the same way as cash dividends. The Australian Taxation Office also currently regards the amount of the dividend reinvested as forming part of the cost base of the shares received. Woodside takes no responsibility for any taxation liabilities of shareholders who participate in the DRP. We recommend you obtain professional taxation advice in relation to the tax consequences of participating in the DRP.

16) Can I sell my shares that I receive under the DRP when I choose?

You can sell any or all of your shares at any time. If you elect to partially participate in the DRP and you dispose of part of your shareholding then, unless you vary your DRP Election/Variation Form, to the extent possible the shares disposed of will be taken to be shares not participating in the DRP. Note that if you sell all your shares on or after the ex-entitlement date for the relevant dividend and before the DRP shares are issued to you, you will be left with a number of shares issued under the DRP. If you are a partial participant in the DRP and you subsequently acquire additional Woodside shares, these additional shares will only participate in the DRP to the extent that you alter your participation level by completing a DRP Election/Variation Form in the manner described in question 6 above.

17) Can the DRP be varied, suspended or terminated?

The Woodside Board may vary, suspend or terminate the DRP from time to time. In addition, shares will not be issued under the DRP if Woodside determines that the issue would breach any law.

WOODSIDE

Woodside Petroleum Ltd.
ABN 55 004 898 962

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Dividend Reinvestment Plan - Election/Variation Form

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

A Dividend Reinvestment Plan (DRP)

☐ **ALL** — Please mark this box with an 'X' if you wish all your securities to participate in the company's DRP.

OR

IMPORTANT: If you choose partial DRP, you must choose only one of the options below ie. show the *number* of securities **OR** the *percentage* of your securityholding that you wish to participate.

☐ **PART** — Show the number of securities you wish to participate in the company's DRP. ☐

OR

Specify the percentage of securities you wish to participate in the company's DRP. ☐ %

OR

☐ **TERMINATION** — I/We no longer wish to participate in the company's DRP.
Mark the box with an 'X' only if you already participate in the DRP and wish to cancel your participation.

D1812

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our securities. Where I/we have indicated participation in the Dividend Reinvestment Plan, I/we hereby agree to be bound by the Rules of the Woodside Petroleum Ltd. Dividend Reinvestment Plan as amended from time to time.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Date - Day / Month / Year: ____ / ____ / ____

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

How to complete this form

A Dividend Reinvestment Plan (DRP)

Complete this section if you wish to have your cash dividends reinvested in the form of more company securities.

If you wish to reinvest part of your securities in the company's DRP, please show the amount in figures OR the percentage of your securityholding that you wish to participate.

Please note that an election to participate fully in the DRP will override any instruction on the registry record regarding direct payment of cash dividends into a nominated account.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B Signature(s)

If you have chosen to have your cash dividends fully or partially reinvested into company securities and you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding: where the holding is in more than one name, all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

DI812

WPL

Please return the completed form in the envelope provided, or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

WOODSIDE

24 January 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Appointment of Chief Financial Officer

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 24 JANUARY 2007
7:30AM (AWDT)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

APPOINTMENT OF CHIEF FINANCIAL OFFICER

Woodside Petroleum Ltd. has appointed Mark Chatterji as Chief Financial Officer, effective immediately.

Mr Chatterji has been acting in the position since 1 November 2006.

Mr Chatterji has a master of business administration in finance and risk management from the Wharton School at the University of Pennsylvania and a bachelor of science from Georgetown University in Washington.

He has held senior finance roles over the past 10 years, including positions at Merrill Lynch in New York, Atlantic Richfield Company in Los Angeles, Goldman Sachs in New York and most recently Director, Commercial at Woodside.

END